Exhibit 21

Subsidiaries of A-Mark Precious Metals, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Collateral Finance Corporation	Delaware
A-Mark Trading AG	Austria
Transcontinental Depository Services, LLC	Delaware
A-M Global Logistics, LLC	Delaware

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